IIFL Inc.

Statement of Financial Condition

March 31, 2020

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70165

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____04/01/19_____ AND ENDING _____03/31/20_____
                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

IIFL Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1120 Avenue of the Americas, Suite # 1505
                                      (No. and Street)

New York   **NY**   **10036**
        (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   **(212) 897-1694**
                                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
                              (Name - if individual, state last, first, middle name)
11 Broadway   New York   NY   10004
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

IIFL Inc.

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   (a) Facing Page.
[x]   (b) Statement of Financial Condition and footnotes.
[ ]   (c) Statement of Operations.
[ ]   (d) Statement of Changes in Stockholder's Equity.
[ ]   (e) Statement of Cash Flows.
[ ]   (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ]   (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   (l) An Affirmation.
[ ]   (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[x]   (n) Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ]   (o) Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Fredric Obsbaum, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to IIFL Inc. for the year ended March 31, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

CFO/FINOP
Title

Subscribed and sworn
to before me

JOSCELYN VEGA-GARCIA
NOTARY PUBLIC OF NEW JERSEY
Commission # 50110071
My Commission Expires 8/5/2024



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder of
IIFL, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IIFL, Inc. (the "Company") as of March 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC.

We have served as IIFL, Inc.'s auditor since 2019.

New York, NY

April 23, 2020

IIFL Inc.

Statement of Financial Condition
March 31, 2020

Assets

Cash	$	577,489
Accounts receivable - net of allowance for doubtful accounts of $11,250		128,349
Fixed assets, net of accumulated depreciation of $41,440		28,358
Right-to-use asset		413,572
Security deposit		30,000
Prepaid expenses and other		11,615
Deferred tax asset		67,272
Total assets	**$**	**1,256,655**

Liabilities and Stockholder's Equity

Accounts payable and other accrued liabilities	$	49,233
Due to affiliated company		10,618
Lease liability		415,598
Total liabilities		475,449
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 140 shares		1
Additional paid-in capital		1,029,499
Accumulated deficit		(248,294)
Total stockholder's equity		781,206
Total liabilities and stockholder's equity	**$**	**1,256,655**

The accompanying notes are an integral part of these financial statements.

IIFL Inc.

Notes to Statement of Financial Condition
March 31, 2020

1. **Organization**

   IIFL Inc. ("the Company") is a wholly owned subsidiary of IIFL Wealth Management Limited., Mumbai, India (Parent). On April 11, 2019, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

   The Company markets India-oriented financial products to Institutions and Accredited Investors in the United States through Private Placements. Investors may subscribe either through Feeder funds established outside India or directly into the funds in India. In most cases, the Funds are managed by affiliated companies, namely, IIFL Asset Management Limited, India and IIFL Capital Pte. Ltd., Singapore though the firm may also market funds managed by other firms. IIFL Inc. does not handle investor funds or take custody of funds and securities as the investor funds the investment directly with the investment manager.

2. **Significant Accounting Policies**

   a) **Cash**

   The Company maintains cash at federally insured banking institutions. Cash on deposit with financial institutions may, at times, exceed federal insurance limits; however, the Company does not consider itself to be at risk with respect to its cash deposits.

   b) **Fixed Assets**

   Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

   c) **Income Taxes**

   The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Deferred tax assets and liabilities are recognized subject to management's judgment that realization is more likely than not.

   d) **Estimates**

   These financial statements are prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

IIFL Inc.

Notes to Statement of Financial Condition
March 31, 2020

3. Related Party Transactions

The Company maintains an administrative services agreement with an affiliated entity in the US, IIFL Capital Inc. whereby IIFL Inc. is to provide certain services. Management determined the amount of certain expenses paid directly by IIFL Inc. that should be allocated to IIFL Capital Inc., such as rent, office expenses and other operating expenses. The aggregate amount of these services billed to IIFL Capital Inc. during the fiscal year was $76,315 of which $54,291 remained uncollected and is included in due to affiliated company at March 31, 2020. IIFL Capital Inc., on behalf of IIFL Inc., paid certain expenses and a total of $64,909 was included in the balance of due to affiliated company. As of March 31, 2020, the net balance of due to affiliated company was $10,618.

4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (8 to 1 in its first year of operations). At March 31, 2020, the Company had net capital of $515,612 which exceeded the required net capital of $7,735 by $507,877.

The Company does not handle customer funds or securities and accordingly does not have any obligations under SEC Rule 15c3-3.

5. Off-Balance-Sheet Risk, Concentration Risk and Credit Risk

The Company's policy is to continuously monitor its exposure to market and counterparty risk by using a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

6. Income Taxes

The Company does not have any uncertain tax positions or any known unrecognized tax benefits at March 31, 2020.

At March 31, 2020, the Company's deferred tax asset related to federal net operating loss carryforwards that will start to expire in 2034. The deferred tax asset, $67,272, was calculated based on current tax rates

7. 401k Plan

The Company also sponsors a qualified defined contribution salary reduction 401(k) plan covering all eligible employees. The maximum contribution payable under the plan is equal to a defined percentage of the eligible employee's salary subject to Internal Revenue Service ("IRS") limits. Employee contributions may be matched at the discretion of the Company subject to IRS limits.

8. Concentrations

The Company is dependent on its affiliate for 100% of its revenue.
Most of the Company's assets are held in the form of cash in accounts at major commercial banks.
Management does not expect any losses to result with respect to any of these concentrations.

IIFL Inc.

Notes to Statement of Financial Condition
March 31, 2020

9. **Commitments and Contingent Liabilities**

The Company is a co-signer along with IIFL Capital Inc. on the lease for its office space, such lease expiring on November 30, 2022. The Company would be obligated on the full amount of lease payments remaining at any time should IIFL Capital Inc. default on its portion. Future annual lease payments are as follows:

Year Ending March 31		Total Commitments
2021	$	167,621
2022		169,394
Thereafter		113,915
	$	450,930

10. **New Accounting Pronouncements**

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments - Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance is effective for the Company on April 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance is not expected to be material to the Company.

11. **COVID–19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.